Clint B. Davis
Senior Vice President, Legal Affairs & General Counsel
201 Technology Dr. • Irvine • California • 92618
Main Line: 949.450.5400
Direct Line: 949.450.5425
Facsimile: 949.450.5310
Website: www.endocare.com
May 1, 2009
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Jay Ingram Mr. Ruairi Regan

Re:	Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Ladies and Gentlemen:
Enclosed for filing on behalf of Endocare, Inc. (the “Company”) is Pre-Effective Amendment No. 5 (the “Amendment”), amending the Company’s Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2009 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent.
The Amendment is being filed to address comments relating to the Registration Statement that were received from the staff of the Commission (the “Staff”) by letter dated April 30, 2009 (the “Staff Letter”). The comment in the Staff Letter has been incorporated into this response letter for your convenience.
Capitalized terms used in this response letter and not otherwise defined herein have the meanings ascribed to them in the Amendment.
1.	You state in your response that the board expects to complete its evaluation by May 15, 2009 — just five days before the meeting date. Explain why you believe that a board determination by May 15 “will provide the Company’s stockholders with a reasonable amount of time to receive and review the prospectus supplement ... and to submit proxies prior to the Company’s special meeting.” We note that you only commit to allow at least 10 calendar days from the date of the prospectus supplement if the board’s final determination is delayed. We also note on page v that Endocare shareholders cannot change their votes by telephone, internet or other expedited methods.
Response to Comment #1
As noted in conversations with the Staff and in the Amendment, the special meeting of the Company’s stockholders has been rescheduled for June 5, 2009. The Company believes that the Company board of directors’ expectation that it will complete its evaluation of the April 2009 HealthTronics Proposal by May 15, 2009 will give the Company’s stockholders a reasonable amount of time to receive and review the prospectus supplement containing the Company board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal and to submit or revoke their proxies prior to the June 5, 2009 special meeting.
In addition, the disclosure on page vi (formerly page v) regarding procedures for revocation of proxies has been revised to provide Company stockholders with instructions on how to change their votes by internet and by telephone.
Supplementally, the Company clarifies to the Staff that it is committing to allow 10 calendar days between the time of mailing of the prospectus supplement and the Company’s special meeting, not 10 calendar days between the date of the prospectus supplement (i.e., the date it is filed) and the special meeting.
* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please direct any further comments to the Amendment or questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Amendment.
Very truly yours,
/s/ Clint B. Davis
Clint B. Davis
General Counsel

cc:	Michael R. Rodriguez, Endocare, Inc. Michelle A. Hodges, Gibson Dunn & Crutcher LLP David C. Lee, Gibson Dunn & Crutcher LLP Drew Bordages, Gibson Dunn & Crutcher LLP Julia Jun, Ernst & Young LLP

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